December 6, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Mark Brunhofer

Ms. Lisa Vanjoske

Ms. Dorrie Yale

Ms. Suzanne Hayes

Re:	Biofrontera AG

Confidential Draft Submission No. 2 of Draft Registration Statement on Form F-1

Submitted October 4, 2017

CIK No. 0001712641

This letter sets forth the responses of Biofrontera AG (the “Company” or “Biofrontera”) to the comment letter, dated November 2, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1, submitted confidentially on October 4, 2017 (the “Draft Registration Statement”). This letter and Confidential Draft Submission No. 2 of the Draft Registration Statement (“DRS No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of DRS No. 2 marked to indicate changes from the version confidentially submitted on October 4, 2017. For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of Biofrontera. All references to page numbers in Biofrontera’s responses are to the pages in the marked version of DRS No. 2.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your statements in the penultimate risk factor on page 40 and in the Underwriting section that the IPO price of the ADSs will be determined through negotiations with the underwriters. Since it does not appear that you expect the price for the ADSs to be substantially based on the home market trading price, please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. See Item 501(b)(3) of Regulation S-K.

Response: The cover page of the preliminary prospectus contained in the Draft Registration Statement has been revised in response to this comment.

2.	Please expand your cover page to disclose the conflict of interest with The Benchmark Company and Dawson James' role and responsibilities in the offering. Additionally, tell us whether Schiff Hardin LLP represents The Benchmark Company, Dawson James and Lake Street Capital Markets. If Schiff Hardin represents all the underwriters, please tell us how you have determined that this does not present a conflict of interest or impacted Dawson James' ability to qualify as a qualified independent underwriter.

Response: The cover page of the preliminary prospectus and plan of distribution contained in the Draft Registration Statement has been revised in response to this comment.

In addition, the Company confirms that Schiff Hardin LLP represents The Benchmark Company LLC, Dawson James Securities, Inc. and Lake Street Capital Markets in connection with the contemplated U.S. offering. Dawson James Securities, Inc. (“Dawson”) will discharge the responsibilities of a “qualified independent underwriter” (“QIU”) in connection with this offering. As QIU, Dawson will discharge its due diligence and other responsibilities as an underwriter under the Securities Act, including those inherent in Section 11 thereof, in its sole discretion and as it may deem appropriate consistent with applicable law. The pricing of the contemplated offering will be negotiated solely by Dawson and not any of the other underwriters. To the extent that Schiff Hardin LLP provides advice to the underwriters regarding any legal matters relating to diligence or pricing, that advice will be consistent as among all of the underwriters, and consistent with the mandate of Rule 5121, and determinations made by Dawson with respect to any diligence and pricing determinations will govern.

Prospectus Summary, page 6

3.	Please expand on your discussion in the seventh bullet on page 10 and the risk factor on page 32 to disclose that you have recently lost market share to Luxerm and the potential consequences if Ameluz's approved indications are not extended to include daylight photodynamic therapy and it is unable to compete with Metvix, which has already been approved for this indication under the brand name Luxerm.

Response: The Draft Registration Statement has been revised on pages 9 and 25 in response to this comment.

Implications of Being an Emerging Growth Company, page 11

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

Exchange Rates, page 51

5.	Please expand your disclosure to provide the exchange rate for the five most recent financial years, as well as the interim period corresponding to the interim period financial statements included in your prospectus. Refer to Item 4.a. of Form F-1 and Item 3.A.3 of Form 20-F.

Response: The Draft Registration Statement has been revised on page 55 in response to this comment.

Use of Proceeds, page 52

6.	Please revise your disclosure to state the estimated amount of proceeds from this offering that you expect to use for each of your principal intended purposes. Refer to Item 3.C.1 of Form 20-F. Additionally, we note your disclosure in the last paragraph that there is no assurance that the preemptive rights offering will be “even partially subscribed.” Any discussion regarding your expected uses for proceeds arising from your preemptive rights offering should be separate from your discussion of the use of proceeds from this offering.

Response: The Draft Registration Statement has been revised on page 56 in order to state the estimated amount of proceeds from the offering that the Company expects to use for each of its principal intended purposes.

The Company respectfully submits that the use of proceeds from the German preemptive rights offering must be discussed together with the use of proceeds from this offering in order to inform investors fully about the potential application of proceeds. The intended uses of proceeds for the German rights offering and this offering are the same. As a result, the amount of proceeds we receive in the German rights offering directly affects the uses to which we may put the proceeds received from this offering. The Company notes that one of the factors it considered in determining how best to describe its use of proceeds was the practice of other registrants that have been required to conduct foreign rights offerings concurrently with their U.S. public offerings. These disclosures generally described the intended use of proceeds from the foreign rights offering together with the intended use of proceeds from the U.S. public offering.

Dilution, page 57

7.	Please revise your proposed presentation to also include dilution assuming no exercise and 50% exercise of the preemptive rights in Germany consistent with that presented in capitalization on page 55. In this regard, we note that of the three scenarios presented in capitalization, the assumed full exercise of the preemptive rights results in the highest possible pro forma net tangible book value after your offering and the lowest possible dilution per share.

Response: The Draft Registration Statement has been revised on page 61 in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

8.	Please revise your discussion of revenue changes on pages 65 and 68 to discuss the impact of changes in volume versus changes in prices and to clarify in existing markets the impact of new product launches. See Item 5A1 of Form 20-F.

Response: The Draft Registration Statement has been revised on page 66 in response to this comment.

Business Overview, page 79

9.	Your inclusion of BF-derm1 and BF-1 in the table on page 79 appears to contradict your statements on page 93 that you are not currently actively developing BF-derm1 and BF-1. Please delete these product candidates from the table. Additionally, identify the indications related to each of the product candidates under your agreement with Maruho.

Response: The Draft Registration Statement has been revised on pages 83 and 84 in response to this comment.

10.	We note that the pipeline table indicates that the Phase III trial to extend Ameluz for use in treating actinic keratosis on the trunk and extremities has started. Please add narrative disclosure in your research and development discussion to provide additional information regarding this trial. In addition, please provide additional disclosure regarding the status of the Phase III trials referenced in the table as “Phase III in preparation,” or “Phase III planned,” including when you expect the trials to begin and the expected duration of such trials. Please also expand your research and development disclosure to discuss any relevant earlier clinical trials for these indications.

Response: The Draft Registration Statement has been revised on page 85 in response to this comment.

Recent Achievements, page 79

11.	We refer to your statement that you have agreed with the FDA on a Phase III trial to expand the indication for Ameluz PDT for the treatment of superficial basal cell carcinoma. Please expand your disclosure to discuss the primary and secondary endpoints, and any expectations regarding the duration of the trial.

Response: The Draft Registration Statement has been revised on page 97 in response to this comment.

Our Products, page 82

12.	Your statements, such as the statement in the penultimate paragraph on page 88, that you have not verified the third party information regarding market and industry data, may include outdated information and potentially overestimate the size of the US market, imply an inappropriate disclaimer of responsibility with respect to the third party information and size of the US market. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data.

Response: The Draft Registration Statement has been revised on pages 27 and 92 in response to this comment.

Research and Development and Regulatory Affairs, page 96

13.	Please expand your discussions of Trials 1, 2 and 3 and your basal cell carcinoma trial to also disclose where each of these trials was conducted. Please also explain the significance of the p-values and confidence intervals you disclose and how they relate to regulatory authorities' evidentiary standards of efficacy.

Response: The Draft Registration Statement has been revised on page 101 in response to this comment.

14.	We refer to your statement on page 99 that 138 patients were treated with Ameluz in the basal cell carcinoma trial. However, Table 4 appears to indicate that the total number of Ameluz patients was 121, and the number of patients who achieved full clearance (140) appears to exceed the total number of Ameluz patients. Please revise your disclosure to explain.

Response: The total number of patients treated with Ameluz was 138. The per-protocol set, excluding drop-outs and major protocol violations, consisted of 121 patients with 148 lesions. Patient clearance was 93.4% (113 patients), lesion clearance was 94.6% (140 lesions). These are the two numbers shown in Table 4. The Draft Registration Statement has been revised on page 104 to clarify this.

Patents, page 102

15.	With respect to each patent family you describe, please expand your disclosure to disclose the type of patent protection provided by the patents or patent applications (e.g., composition of matter, method of use). Please also clarify whether the patents described in the fifth paragraph of this section relate to your Ameluz product.

Response: The Draft Registration Statement has been revised on page 107 in response to this comment.

Commercial Partners and Agreements, page 106

16.	We note your disclosure that you depend on a single manufacturer to manufacture Ameluz, and the reference to the license and manufacturing agreement with Grunenthal in the exhibit index. Please expand your disclosure to discuss the material terms of this agreement.

Response: The Company recently entered into a replacement license and manufacturing agreement with Frike Group, the successor to Grunenthal. The Draft Registration Statement has been revised on page 111 to expand disclosure of the material terms of this agreement.

Facilities, page 107

17.	We refer to your statement on page 90 that you manufacture your BF-RhodoLED® lamp at your own manufacturing facility in Germany. Please clarify whether the headquarters location also includes this manufacturing facility.

Response: The Draft Registration Statement has been revised on page 112 in response to this comment.

Principal Shareholders, page 134

18.	We note that you describe Deutsche Balaton as one of your major shareholders on page 106. We also note that it does not appear in the principal shareholder table on page 134. Please tell us the percentage of shares that Deutsche Balaton holds. If it holds more than 5% of your outstanding shares, please include it in the table. Additionally, we note that Hansjorg Plaggemars was Deutsche Balaton's appointment to the Board. Please clarify whether he continues to serve as the appointee of Deutsche Balaton or if Deutsche Balaton has the right to appoint a new director. Additionally, revise your disclosure that the major shareholders do not have any special voting rights to disclose Deutsche Balaton AG is entitled to appoint a member to your supervisory board.

Response: Deutsche Balaton AG, according to public filings in Germany, holds approximately 8.28% of our shares. According to such public filings, Deutsche Balaton AG is controlled indirectly by Wilhelm Konrad Thomas Zours, who is deemed to be the beneficial owner of the shares held by Deutsche Balaton AG, as well as other entities controlled by Mr. Zours. Our table of major shareholders thus lists Mr. Zours as the beneficial owner of all shares held by him and the entities he controls. We have revised the footnote to this table on page 136 to state the approximate number and percentage of shares held directly by Deutsche Balaton AG.

Neither Deutsche Balaton AG nor its affiliates (including Mr. Zours) has a formal or legally binding right to appoint a member or members of our supervisory board. The members of the supervisory board are elected by the general meeting of shareholders based on the proposal made by the supervisory board or by a shareholder. The proposal to the general meeting of shareholders to elect Mr. Plaggemars was made by our former supervisory board after discussions between our company and Deutsche Balaton AG. We have revised our disclosure on page 140 of the Draft Registration Statement to clarify that our major shareholders do not have any special voting rights.

Consolidated Cash Flow Statement, page F-7

19.	Please revise your financing activities section to present proceeds from long-term financial debt and repayments thereof separately. Otherwise, tell us how it is appropriate to net proceeds and repayments under paragraph 22 of IAS 7.

During the process of breaking out the cash flow items noted above, the Company determined that certain items related to the non-cash change in the convertible bonds due to the application of the effective interest method had been double counted in the statement of cash flows. This double-counting resulted in both cash flows from operating activities and cash flows from financing activities being grossed up by €482,000. The consolidated cash flow statement has been revised to reflect this change on page F-7 of the Draft Registration Statement. Management has evaluated the impact of this change and, based on qualitative and quantitative considerations, deems this to be an immaterial change to the consolidated cash flow statement. The correction has no impact to revenues or the results of operations for either period presented.

20.	Please revise the captions of the two lines depicting proceeds from conversions in your financing activities section as follows:
•	The conversions of convertible bonds 2016/2021 appear to be non-cash transactions and the amount you depict may be the proceeds from bond issuance.

Response: The Draft Registration Statement has been revised on page F-7 in response to this comment to replace “Conversion from” with “Issuance of” with respect to the 2016/2021 bonds.

•	The conversions of option bond 2011/2016 appear to be the exercise of detachable warrant rights as disclosed in the fourth paragraph on page F-22. As appropriate, please also revise the caption of the related line-item on your statement of changes in equity.

Response: The Draft Registration Statement has been revised on page F-7 in response to this comment. This change is also reflected in the consolidated changes in equity statement on page F-6 of the Draft Registration Statement.

Audited Financial Statements of Biofrontera AG

Summary of significant accounting policies

Financial instruments, page F-14

21.	Please tell us how you apply the effective interest method, less treasury stock. Specifically tell us what you mean by “less treasury stock.” Reference for us the authoritative literature you rely upon to support this policy.

Response: The Draft Registration Statement has been revised on page F-14 in response to this comment and the reference to “treasury stock” has been removed. The term “treasury stock” was used incorrectly in the original translation of the financial statements from German to English.

Financial investments held to maturity, page F-14

22.	Please tell us why it is appropriate to adjust the value of your own Warrant Bonds held to the market price when you classify securities held as held-to-maturity and your financial liability for Warrant Bonds outstanding appears to be carried at amortized cost as loans and receivables under paragraph 46 of IAS 39. Reference for us the authoritative literature you rely upon to support your accounting.

Response: The Company acknowledges that securities held as held-to-maturity are to be carried at amortized costs as per IAS 39 paragraph 46. In 2014 and 2015, the Warrant Bonds were incorrectly impaired based on then existing market conditions in the amount of €167,000 and €100,000, respectively. The Company concluded that an adjustment would be immaterial to the current year and the prior years both individually and in the aggregate. In order to correct the error, an out of period adjustment to reverse the cumulative impairment of €267,000 was recorded in the period ended December 31, 2016.

Warrant bonds, page F-15

23.	You characterize your warrant bonds as being classified as hybrid financial instruments that represent a debt security with an embedded conversion or subscription option. Paragraph 10 of IAS 39 indicates that hybrid instruments are comprised of a non- derivative host contract and an embedded derivative and that a detachable independently transferable derivative is not an embedded derivative. It appears from your disclosure in Note 10 that the warrants/rights associated with your warrant bonds are detachable and that you may account for your warrant bonds as compound financial instruments under paragraphs 28 through 32 of IAS 32. Please clarify for us how you account for your warrant bonds, explaining why it is appropriate to account for them as either hybrid or compound financial instruments when the warrants/rights are detachable. Reference for us the authoritative literature you rely upon to support your accounting.

Response: The Draft Registration Statement has been revised on page F-15 in response to this comment to replace the reference to “hybrid” with “compound”. The term “hybrid” was used incorrectly in the original translation of the financial statements from German to English. The warrant bonds are accounted for as a compound financial instrument under IAS 32 paragraphs 28-32 due to the fact that the instrument creates a financial liability of the entity and grants a detachable option to the holder of the instrument to convert it into an equity instrument of the entity.

The accounting for this instrument included determining the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

24.	Please tell us the relevance of “market value” in addition to “fair value” in the context of IFRS 13. In addition, please revise your disclosure to remove the apparent implication that fair value equals contract/exercise price. In this regard, if intrinsic value as disclosed equals the difference between market value and contract price and fair value as disclosed equals market value less intrinsic value, it appears to imply that fair value equals contract price.

Response: The Draft Registration Statement has been revised on page F-15 in response to this comment to make the disclosure more clear and concise.

25.	Please revise your disclosure in the last paragraph on page F-15 to indicate that the method for allocating consideration, fees and transaction costs for early redemption is based on the original allocation applied to the proceeds received when the bonds were issued consistent with paragraph AG33 of IAS 32. In this regard, debt issuances do not generate “revenues” as defined in IAS 18.

Response: The Draft Registration Statement has been revised on page F-15 in response to this comment to replace “revenue” with “proceeds”. The disclosure, as amended, indicates that the method for allocating consideration, fees and transaction costs for early redemption is based on the original allocation applied to the proceeds received when the bonds were issued.

Research and development expenses, page F-17

26.	In the paragraph below the table on page 63 you disclose that you classify the costs of clinical trials that show the effectiveness of Ameluz in comparison to other drugs or therapies as research and development expenses. Please tell us how these trial meet the definition of research or development under paragraph 8 of IAS 38 and why they are appropriately classified as research and development expenses under paragraph 127 of IAS 38. In your response tell us why these trials are not marketing related.

Response: The disclosure noted above refers to the clinical trial process required to obtain regulatory approval for a new drug or for the expansion of the approved indication of a new drug. In this case, we refer to new clinical trials required to obtain regulatory approval to extend the current indications of Ameluz.

The definition of research and development under IAS 38 paragraph 8 states that research “is the original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding”. Development “is the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use”. The Company considers the referenced phase III clinical trials as research and development expenses due to the fact that the commercial value cannot be estimated until the final results of the trials are available.

It is unknown or unforeseeable until results of a clinical phase III trial are available whether or not the results achieved during the trial are sufficient to meet regulatory requirements to be able to obtain regulatory approval for a new drug or for the expansion of the approved indication of a drug. Therefore (under IAS 38, paragraph 66-67), these costs incurred cannot be capitalized as an internally generated intangible asset and are most appropriately considered research or development instead of marketing costs.

Notes to the Consolidated Financial Statements Note 9: Equity, page F-21

27.	Please revise your filing to provide all the information about your 2010 and 2015 share option programs required by paragraph 45 of IFRS 2 or tell us where this information is disclosed. In this regard, at a minimum, it does not appear that you disclose the number of options and their weighted average exercise prices for those outstanding at both the beginning and end of each period presented and those exercisable at the end of the period.

Response: The Draft Registration Statement has been revised on page F-26 in response to this comment.

Note 15: Sales revenue, page F-33

28.	On page 62 you disclose that your sales of the BF-RhodoLED photodynamic therapy lamp and your Belixos line of over-the-counter skin care cosmetics products are “relatively insignificant” compared with those of Ameluz. Please tell us the amount of revenues recorded for each of these products for 2015, 2016 and the first six months of 2017 and why you do not disclose these amounts as required by paragraph 32 of IFRS 8.

Response: As requested, please see below the amount of revenues recorded for Belixos and BF-RhodoLED for 2015, 2016 and the first six months of 2017.

Revenues for Belixos were (numbers in thousands):

Period ended December 31, 2015: €101

Period ended December 31, 2016: €140

Six months ended June 30, 2017: €80

Revenues for BF-RhodoLED were (numbers in thousands):

Period ended December 31, 2015: €295

Period ended December 31, 2016: €485

Six months ended June 30, 2017: €231

The Company believes Belixos and BF-RhodoLED revenues for the periods presented in the Draft Registration Statement are immaterial. However, the Company will disclose these amounts in accordance with IFRS 8, paragraph 32, going forward in future filings if determined to be material. Due to the immaterial nature of the Belixos and BF-RhodoLED revenues in the periods presented, no change has been reflected in the Draft Registration Statement.

Note 21: Other income (expenses), net, page F-34

29.	On page 64 you disclose that other income includes the creation and reversal of certain accruals, mainly those for bonuses and accrued expenses. Please tell us why it is appropriate to create and reverse accruals and classify them as “other” income or expense. In your response, tell us the amount of these accruals/reversals included in other income and other expense for each of 2015, 2016 and the first six months of 2017. Reference for us the authoritative literature you rely upon to support your accounting and classification.

Response: In Germany, it is common practice to record the reversal of accruals (as well as provisions) in the line item “other income”.

Reversals of Accruals included in Other Income were (numbers in thousands):

Period ended December 31, 2015: €62

Period ended December 31, 2016: €8

Six months ended June 30, 2017: €11

The Company acknowledges that, as these accruals are operating in nature, the reversal of the related accruals should also be recorded to the applicable operating expense line item. The Company will make this change going forward in future filings, but due to the immaterial nature of these reversals, no change has been reflected in the Draft Registration Statement.

Notes to the Condensed Consolidated Financial Statements

Unaudited Financial Statements of Biofrontera AG

Convertible bond 2017/2022, page F-45

30.	Given the varying conversion rates associated with your bonds issued in January 2017, tell us why you do not appear to record an embedded derivative liability associated with the conversion feature. Reference for us the authoritative literature your rely upon to support your accounting.

Response: An embedded derivative liability associated with the conversion feature has been recorded in accordance with IAS 32 paragraph 31. Its first-time recognition in equity is included in the line item “Conversion from convertible bond 2017/2022” of the table on page F-43. The fair value of the embedded derivative at its first-time recognition amounts to €296,000. The remaining €1,540,000 (€1,836,000 - €296,000) shown in the line item reflects changes in equity due to the conversion of bonds after the first-time recognition.

In response, the disclosure labeled “Convertible bond 2017/2022” has been modified on pages F-45 and F-46 of the Draft Registration Statement.

If you have any question regarding this letter or DRS No. 2, please contact Seth Goldsamt by telephone at +1 212 548 2162 or via e-mail at sgoldsamt@mcguirewoods.com or Stephen Older by telephone at +1 212 548 2122 or via e-mail at solder@mcguirewoods.com.

Questions pertaining to accounting may also be directed to Dr. Thomas Senger by telephone at +49 211 9524 8531 or via e-mail at thomas.senger@wkgt.com, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Seth Goldsamt

Cc:	Hermann Lübbert, Chief Executive Officer, Biofrontera AG

Thomas Schaffer, Chief Financial Officer, Biofrontera AG